Diamondback Energy, Inc.

July 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Michael Purcell

Karina Dorin

Re:	Diamondback Energy, Inc. (the “Registrant”)

Registration Statement on Form S-4, as amended

File No. 333-265558

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-265558), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on June 13, 2022, as amended by Amendment No. 1 filed with the Commission on July 21, 2022 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to July 28, 2022 at 12:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (432) 245-6007 or Matt Zmigrosky, Executive Vice President, General Counsel and Secretary of the Registrant, at (432) 247-6229 or John Goodgame of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Diamondback Energy, Inc.

/s/ Matthew Kaes Van’t Hof
Matthew Kaes Van’t Hof
President and Chief Financial Officer

cc:	Matt Zmigrosky, Executive Vice President, General Counsel and Secretary

John Goodgame, Akin Gump Strauss Hauer & Feld LLP

500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com